Mr Kevin Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

15 December 2010

Dear Mr Vaughn

National Westminster Bank Plc
Form 20-F for fiscal year ended 31 December 2009
Filed 27 April 2010
File No. 001-09266

Thank you for your letter of 27 September 2010.  Our responses to your comments are set out below.  All page references are to the Form 20-F for the fiscal year ended 31 December 2009.  References to ‘NatWest’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; ‘the Bank’ means National Westminster Bank Plc and ‘RBSG’ The Royal Bank of Scotland Group plc.

General

1.
Please revise your future filings to clearly describe the extent to which the Asset Protection Scheme between RBS Group and HM Treasury will be pushed down to National Westminster Bank Plc.  If so, please explain how the scheme will impact future financial results and credit quality ratios and trends.

The Asset Protection Scheme has not been pushed down to National Westminster Bank Plc or to any of its subsidiaries; the scheme has had and will have no effect on NatWest’s results.  We will include the following disclosure in future filings:

On 22 December 2009, the Group’s parent, The Royal Bank of Scotland Plc, entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT.  The portfolio of covered assets includes assets recorded on the Group’s balance sheet.  However, the Group is not entitled to benefit under this contract and there are no arrangements to transfer the protection to the Group.  The APS has therefore no effect on the Group’s results and financial position.

2.
In future filings, please revise your disclosures throughout your document to more clearly describe the Non-Core division that was created for lines of business, portfolios, and assets you intend to run off or sell.  Provide comprehensive disclosure of the types of lines of business, portfolios, and assets allocated to this division, including their respective credit quality, collateralization, credit enhancements, payment history, and your expectations for disposition.

1/11

In future filings we will provide fuller disclosures about Non-Core division as set out below.

Non-Core Division was established, following a strategic review carried out at the end of 2008, to manage separately assets that the Group intends to run off or sell.

Non-Core Division comprises a number of businesses and assets including higher risk profile asset portfolios and risk concentrations, and other illiquid portfolios, transferred from almost every division in the Group but predominantly from GBM, which do not meet the criteria for continuing core operations established by the strategic review.  These criteria included the strength of each individual entity or business franchise on a stand-alone basis, its expected return on equity over the economic cycle, its organic growth potential, its capital and funding efficiency and synergies with other business franchises within the Group.

2/11

Non-Core Division’s assets are grouped into six asset classes, namely, Commercial Real Estate, Corporate, Small & Medium Sized Enterprises (SME), Retail, Markets and Other.  The components of these asset classes are as follows:

Asset class and component	2010	2009
	£bn	£bn
Commercial real estate
GBM originated
Other
Corporate
Leveraged finance
Infrastructure and asset finance
Corporate assets
Structured assets
Corporate loans and securitisations
Non-core countries – wholesale assets
Markets
Structured credit portfolios
Exotic credit trading
Credit collateral financing
Retail
UK Retail residential mortgages
Ulster residential mortgages
SME
Other

Total

Non-Core Division’s objective is to exit the majority of these assets over the next four years (principally by disposal or managed run-off) while maximising shareholder value, controlling risk and minimising any adverse effects on the Group's continuing core franchises.  It seeks to achieve these objectives by optimising the timing, cost and method of exiting the Non-Core businesses and assets under its management.

Additionally, we will provide analysis and commentary on the credit quality of Non-Core assets in the credit risk section of the Financial Review (pages 41 to 51 of the 2009 Form 20-F).

Financial Review – Risk Factors, page 6

3.
We note your disclosure that most of the risk factors facing RBS Group also apply to NatWest Group and the fact that the risk factors disclosed are from the perspective of RBS Group.  Please revise your risk factors in future filings to provide a focused discussion of the risks specific to National Westminster Bank Plc as the issuer of the securities to which the Form 20-F relates.  Please include the risk factors relating to RBS Group separately or refer the reader to the RBS Group Form 20-F.

We will revise the risk factors in future filings such that they are specific to NatWest.

3/11

Loan impairment provisions, page 30

4.
Please revise your future filings to identify and explain factors affecting credit quality during the periods presented.  Discuss the relationship in credit quality to your loan impairment provisions at each balance sheet date and loan impairment provisions charged to the income statements for each period presented.

a.	More clearly discuss the changes in those balances and their relationship to your past due, nonaccrual loans, and write-offs.

In future filings, we will include a qualitative discussion of changes in provision balances and their relationship to the Group’s risk elements in lending (REIL) and write-offs supported by the table set out below.

Provision
	Gross loans		REIL		Provision balance		REIL as % of gross loans	as % of REIL	as % of gross loans	Charge		Write offs
	£	m	£	m	£	m	%	%	%	£	m	£	m

Central and local government		X		X		X	X	X	X		X		X
Finance		X		X		X	X	X	X		X		X
Individuals - home		X		X		X	X	X	X		X		X
Individuals - other		X		X		X	X	X	X		X		X
Property		X		X		X	X	X	X		X		X
Construction		X		X		X	X	X	X		X		X
Manufacturing		X		X		X	X	X	X		X		X
Service industries and business activities		X		X		X	X	X	X		X		X
Agriculture, hunting, forestry and fishing		X		X		X	X	X	X		X		X
Finance leases		X		X		X	X	X	X		X		X
Interest accruals		X
Latent provision						X					X

Total		X		X		X	X	X	X		X		X

4/11

UK domestic	X	X	X	X	X	X	X	X
UK international	X	X	X	X	X	X	X	X
Republic of Ireland	X	X	X	X	X	X	X	X
Other Europe	X	X	X	X	X	X	X	X
US	X	X	X	X	X	X	X	X
RoW	X	X	X	X	X	X	X	X

Total	X	X	X				X	X

b.
We note your discussion of non-accrual loans in the glossary of terms.  Please clarify whether you have ceased the accrual of interest income on loans classified as non-accrual and explain the difference between a loan classified as non-accrual versus impaired.  If you have ceased the accrual of interest income, please tell us how you apply the guidance in paragraph AG 93 of IAS 39.

As set out in paragraph AG93 of IAS 39 ‘once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss’.  All loans classified by the Group as non-accrual have an impairment provision and, in accordance with AG93, the discount unwind is recognised in interest income.  In the risk elements disclosures, these loans were classified as non-accrual as interest at the effective interest rate is not being accrued on the loan’s original balance.  We believe it would be misleading to describe these impaired loans as ‘accruing’.  However, we acknowledge that describing them as ‘non-accrual’ is not optimal and, in future filings, will label them as ‘impaired’ loans throughout.  Impaired loans and non-accrual loans comprise the same population of loans (see page 33 and page 116 of the 2009 Form 20-F).  We will also make consequential changes to the relevant definitions in the glossary of terms.

c.	If you continue to accrue interest pursuant to paragraph AG93 on loans classified as “nonaccrual”, please revise your future filings to more accurately label these loans.

Please see our response to comment 4 b. above.

d.
Please highlight the segments of your loan portfolio in terms of loan type, business segment, and geographic segment that experienced the most significant credit deterioration in terms of both percentage and gross credit losses.

e.
Identify and discuss the trends you experienced and your expectations for how and the extent to which these identified trends will continue to affect you in terms of future provisions charged to the income statement and write-offs.

In future filings we will provide enhanced commentary as illustrated below:

The Group’s non-performing exposures, impairment charge and provision balance relate principally to unsecured consumer lending and wholesale property lending in the UK and the Republic of Ireland.

5/11

Unsecured consumer lending - consumer lending mainly comprises Retail UK's unsecured portfolios including overdrafts, credit cards and unsecured loans. Support continues for customers in financial difficulties through forbearance initiatives on unsecured products: a thirty day period allows customers to work with a not-for-profit debt advice agency to establish a debt repayment plan and the Group suspends collection activity. Depending on progress, a further thirty days grace is available. Investment in collection and recovery processes provide continuing support for customers and to manage impairments. Default rates on both credit cards and unsecured loans in the UK increased during 2009, reflecting the deteriorating economic environment.  The charge for impairment losses on unsecured lending was £xxx million (2009 - £xxx million).  Default rates and impairments remain sensitive to the external economic environment, notably unemployment rates.  The outlook for 2011 remains difficult as the Government’s austerity measures bite and the possibility of a double-dip recession remains.

Wholesale property lending - more than half of the Group’s impaired loans are in the commercial property sector and concentrated in the Group’s portfolios of property lending in Ireland.  Fiscal policy allied to a downturn in property markets in the Republic of Ireland resulted in a substantial rise in defaults and an increased charge for impairment losses of £xxx million (2009 - £xxx million).  In view of these adverse trends, enhanced portfolio monitoring remains in place; a dedicated unit in the Global Restructuring Group deploys specialist expertise to manage these portfolios.  The outlook for the Republic of Ireland and Northern Ireland property portfolios remains challenging with limited liquidity to support refinancing, even for conservatively structured debt on prime properties.

f.
Please revise to more clearly address how you considered specific factors, including the levels of past due and non-accrual loans at each period end as well as the write-offs for the period, when determining the amount of your ending loan impairment provisions.

In future filings we will expand the discussion of collectively determined loan impairment provisions:

Collectively assessed provisions: provisions on impaired credits below an agreed threshold are assessed on a portfolio basis reflecting the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.  It incorporates loss experience adjustments, where appropriate, in the light of current economic and credit conditions.  These include review of current cash collections profile performance against historic trends, updates to metric inputs - including model recalibrations, and monitoring of operational processes used in managing exposures - including the time taken to process non-performing exposures.

6/11

5.	We note your reference to restructured loans. Please revise your future filings to address the following:

a.	Discuss how you identify loans to be restructured;

We will include the following in future filings:

Retail loans are identified for restructuring primarily based on payment arrears and an assessment of the customer’s ability to pay.  For those loans that are classified as impaired, the Group’s objective is to minimise the loss on these accounts; for currently performing loans the aim is to enable the customer to continue to service their loan.

Corporate restructures are undertaken by the Global Restructuring Group (GRG), a specialist function whose role is to manage problem and potential problem exposures in the Group’s wholesale credit portfolios. Upon the emergence of potentially negative event or trend that may affect a borrower’s ability to service its debt in accordance with the contractual terms, the originating business will monitor the borrower closely - including them on a ‘watch’ list and liaising with GRG.  On transfer of the relationship to GRG a bespoke strategy is devised to optimise the recovery from the debt.  This strategy may include a restructuring of the loan such as amendments to the loan’s original terms, business restructuring, asset realisation or purchase, or debt for equity transactions.

b.	Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and non-accrual status;
c.
Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

If the quantum of restructured loans becomes material we will provide these disclosures which are not readily available.  At 31 December 2009, restructured loans, totalling less than £600 million, were not material in the context of the Group’s loan exposures.

d.	Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to the accrual status; and

In future filings, we will add a commentary as set out below:

Restructured retail loans for which an impairment loss provision has been recognised are classified as impaired loans.  Usually such loans are not subsequently returned to performing status.  Restructured retail loans are classified as performing loans where the borrower met the loan terms prior to their modification and continues to do so subsequently.

The return to performing status of corporate loans that have been restructured follows assessments by the Global Restructuring Group’s debt recovery team.  All cases are individually assessed; when no further loss is expected the loan is returned to performing status.  Restructured loans that carry an impairment provision remain classified as impaired.

7/11

e.
Discuss how the restructured loans impact the timing of the recording of the provisions for impairment.  For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

In future filings, we will include the following discussion:

Once a loss event has occurred, a loan is assessed for an impairment provision.  In the case of loans that are restructured due to the financial condition of the borrower, the loss event and consequent loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably take place prior to the restructuring.  The quantum of the loan impairment provision may change once the terms of the restructuring are known resulting in an additional provision charge or a release of provision in the period in which the restructuring takes place.

Cross border outstandings, page 34

6.
Please consider revising your future filings to disclose your cross border credit risk exposures greater than 0.5% of total assets by type of counterparty (government, banks and financial institutions, retail customer, etc.) to provide additional transparency of this risk to investors.

In future filings we will be include cross border exposures greater than 0.5% of total assets analysed by government, banks and financial institutions as set out below.

	31 December 2010								31 December 2009
	Government		Financial institutions		Other		Total		Government		Financial institutions		Other		Total
	£	m	£	m	£	m	£	m	£	m	£	m	£	m	£	m

Netherlands
Canada
Japan
Ireland
France
United States

Financial Statements, page 82

7.
Please revise your future filings to separately present amounts from related party transactions on the face of your balance sheet, income statement, and statement of cash flows (e.g. loans and advances, dividend income, etc.).  Refer to Rule 4-08(k) of Regulation S-X.

IFRS does not require disclosure of related party amounts on the face of the balance sheet.  Accordingly, we took advantage of the exception not to include the disclosures required by Rule 4-08(k) of Regulation S-X in line with footnote 136 (on page 58) to Release Nos. 33-8879; 34-57026; International Series Release No. 1306; File No. S7-13-07 which reads as follows:

Foreign private issuers that file financial statements prepared in accordance with IFRS as issued by the IASB will comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in Articles 4, 5, 6, 7, 9, and 10 of Regulation S-X.

8/11

Note 14. Impairment of financial assets, page 91

8.
You disclose that “Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan’s carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan”.  Please revise your future filings to address the following:

a.
Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during the periods presented.  To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

We will give the following commentary in future filings:

Impaired loans and receivables are written off, ie the impairment provision is applied in writing down the loan’s carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan.  Write off takes place once all recovery activity has ceased.  Events that can trigger early write off include restructuring, bankruptcy, death of a customer or realisation of collateral.

Most debt is written off within five years of the recognition of the initial impairment.

It is not the Group’s usual practice to write off a provision at the time an impairment loss is recognised; it may however take place in rare circumstances.

The Group’s write off policy is unchanged from previous periods.

b.	Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Please see our response to comment 8 a. above.

c.
Please revise to clearly describe how partial charge-off on nonperforming loans impact the coverage ratio and other credit loss statistics and trends.  For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Non-performing loans subject to partial write-offs amounted to £672 million at 31 December 2009 and their effect on the coverage ratio was not material.  We will provide further description and a quantification of the effect of partial write offs if they become material in the context of the coverage ratio.

9/11

Note 13 Debt Securities, page 119

9.
We note your discussion of Alt-A and sub-prime mortgages in the glossary of terms.  Please tell us in detail and revise your future filings to discuss how you determine that mortgage-backed security should be classified as sub-prime or Alt-A.  For example, does the security need to have a certain percentage of sub-prime or Alt-A mortgages.

The Group classifies residential mortgage-backed securities (RMBS) as sub-prime or Alt-A using Bloomberg classifications, which are based on the underlying collateral types and utilise a combination of FICO scores, LTV ratios and other industry standard criteria. The Group uses the following criteria to classify underlying mortgage exposures in RMBS on an instrument by instrument basis:

Subprime: if any of the following applies

Bloomberg collateral types RESB/C, HOME, HOMEE, HELOC and HOMEEQ and FICO between 500 and 650

Alt-A: if any of the following applies
(1)	Bloomberg collateral types ALTA30, ALTA15, ALTAAR
(2)	Bloomberg collateral types WH30, WH15, WHARM and FICO less than 720
(3)	Bloomberg collateral types WH30, WH15, WHARM and FICO between 720-740 and LTV greater than 70%
(4)	Bloomberg collateral types WHARM and ARM Loan Program Type is OPTION ARM

Prime: if any of the following applies
(1)	Bloomberg collateral types WH30, WH15, WHARM and FICO greater than 740
(2)	Bloomberg collateral types WH30, WH15, WHARM and FICO between 720-740 and LTV less than 70%

We will revise future filings to include the following:

The Group classifies residential mortgage-backed securities (RMBS) as sub-prime or Alt-A based on industry standard criteria, including FICO scores, level of documentation and loan-to-value ratios of the underlying mortgage loans.  RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation.  Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original loan to value of 70% to 95%.  The FICO score is the determining factor in the classification of the Group’s RMBS as sub-prime or Alt-A.

Note 14 Equity Shares, page 120

10.
We note your dividend income from available-for-sale equity shares increased from £5 million during 2008 to £592 million during 2009 and that most of your equity shares appear to be fellow subsidiaries of RBS Group.  To the extent these dividends are not expected to occur at this level in future periods, please revise future filings to discuss the potential variability in these cash flows.

In future filings we will discuss the potential variability in dividends from fellow-subsidiaries in item 5 of our 20-F.

10/11

Note 16 Intangible Assets – Impairment Review, page 124

11.
We note your disclosure related to the Wealth cash generating unit about the effects of a percentage change in certain inputs on the recoverable amount.  To provide investors a clearer picture of impairment risk, please revise future filings to disclose the amount or percentage by which the recoverable amount exceeded the carrying value of goodwill.

In future filings we will revise the disclosure about the Wealth cash generating unit as follows:

In Wealth there was no impairment recognised in respect of the goodwill arising on the acquisition of Bank von Ernst. The recoverable amount, based on a x% (2009 – 5%) terminal growth rate and xx% (2009 – 11%) pre-tax discount rate, exceeded its carrying amount by £xxx million (2009 - £1.0 billion).  A 1% change in the discount rate or similar change in the terminal growth rate would change the recoverable amount by approximately £xxx million (2009 – £250 million) and £xxx million (2009 – £200 million) respectively. In addition a 5% change in forecast pre-tax earnings would change the recoverable amount by £xxx million (2009 – £100 million).

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2009 20-F filed on 27 April 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you would like to discuss our response.

Yours sincerely

/s/ R. Kapoor
R. Kapoor
Group Chief Accountant

11/11